July 29, 2005

Re:	Chunghwa Telecom Co., Ltd.
Registration Statement on Form F-3
Filed July 6, 2005
File No. 333-126417

Mr. Larry Spirgel

Assistant Director

Mr. Ted Yu

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 0407

Dear Mr. Spirgel and Mr. Yu:

We refer to our letter of July 28, 2005, responding on behalf of Chunghwa Telecom Co., Ltd. (the “Company”), to your comment letter dated July 27, 2005 with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2005.

In response to the Staff’s comment number 5 and in order to update the disclosure, the Company revised in Amendment No. 1 to the Registration Statement filed on July 28, 2005, the first risk factor on page 7 of the prospectus concerning the petition by certain legislators to the Grand Justices of the Republic of China to stop the Company’s privatization.

SIMPSON THACHER & BARTLETT LLP	2

The Company would like to inform the Staff that the Grand Justices have dismissed that petition today on both procedural and substantive grounds as follows: (i) the petition did not meet the sufficient legislator quorum for a Grand Justices’ review, and (ii) the sale of the Company’s shares is an administrative action that is not the subject of a constitutional review by the Grand Justices. The Company has been advised by its Republic of China counsel that the dismissal by the Grand Justices represents the final decision of the Grand Justices on the petition filed by the legislators on July 15, 2005. An English translation of the decision of the Grand Justices is provided supplementally as Annex A to this letter.

The Company proposes to revise the Registration Statement to reflect these and other developments. The Company will also add additional disclosure in response to the Staff’s comment number 16. Attached as Annex B are marked changed pages of the prospectus showing these revisions, which will be included in the next amendment filing of the Registration Statement.

If you have any questions or comments, please do not hesitate to contact me (telephone: 011-852-2514-7650, e-mail: clin@stblaw.com, fax: 011-852-2869-7694), Eugene Lee (telephone: 011-852-2514-7690, e-mail: elee@stblaw.com, fax: 011-852-2869-7694) or Gene Buttrill (telephone: 011-852-2514-7655, e-mail: ebuttrill@stblaw.com, fax: 011-852-2869-7694) of our firm.

Very truly yours,

/s/ Chris Lin

Chris Lin

Enclosures

cc:	Mr. Hank Han-Chao Wang
Chunghwa Telecom Co., Ltd.

Ms. Hwa-Mei Wei
Chunghwa Telecom Co., Ltd.

William Y. Chua, Esq.
Sullivan & Cromwell LLP

ANNEX A

ENGLISH TRANSLATION OF GRAND JUSTICES’ DECISION

Subject: With respect to the petition for Judicial Yuan interpretation filed by one hundred Legislators including Legislator Tsai Ching-Lung in connection with the confrontation between the resolutions passed by the Legislative Yuan regarding the limitation and instruction on share disposal structure and the administrative actions taken by the Ministry of Transportation and Communications (“MOTC”) executing its budget and directing Chunghwa Telecom Co., Ltd. (the “Company”) to conduct overseas share disposal that resulted in a dispute on the application of Article 63 of the Constitution; and that Article 13 of the Statute Governing Privatization of State-Owned Enterprises (“Privatization Law”), Article 8 of the Implementation Rules of the Privatization Law (“Implementation Rules”) and the administrative actions of the MOTC directing the Company to execute the annual budget of central government for the year of 2000 and 2001 which is in violation of the Constitution.

Hui-Tai-Tzu No. 7817

It is resolved that:

Item 3, Paragraph I of Article 5 of the Law Governing Case Review by Grand Justices of Judicial Yuan (the “Law”) provides that when a dispute arises from the application of Constitution as the Legislators perform their duties, one-third or more of the Legislators may petition for Judicial Yuan Interpretation. Item 1, Paragraph I of Article 7 of the Law provides that when the view held by a central or local government agency on the application of laws and regulations is different from that of another government agency when performing their duties, the government agency may petition for uniform interpretation.

The petitioners of this petition alleged that a confrontation arises between the resolutions passed by the Legislative Yuan regarding the limitation and instruction on share disposal structure and the administrative actions taken by the MOTC when executing its budget and directing the Company to conduct overseas share disposal that resulted in a dispute on the application of Article 63 of the Constitution; furthermore, that Article 13 of the Privatization Law, Article 8 of the Implementation Rules and the administrative actions by the MOTC directing the Company to execute the annual budget of central government of the Republic of China for the year of 2000 and 2001 which is in violation of Article 63 of the Constitution, then petitioned for Judicial Yuan Interpretation in accordance with Item 3, Paragraph I of Article 5 of the Law. The petitioners further alleged that the view held by the Legislative Yuan on the application of Article 72 of the Budget Law is different from that of the MOTC, Executive Yuan and jointly petitioned for a uniform interpretation. However:

1.	For the part the petitioners alleging that a confrontation arises between the resolutions passed by the Legislative Yuan regarding the limitation and instruction on share disposal structure and the administrative actions taken by the MOTC when executing its budget and directing the Company to conduct overseas share disposal that resulted in a dispute on the application of Article 63 of the Constitution, supervision over the execution of legal budget is the power and duty of the Legislative Yuan, which is stipulated in the Judicial Yuan Interpretation No.520. The Legislative Yuan shall resolve in the Yuan meeting when performing its power and duty of supervising the execution of legal budget. The allegation by the petitioners that the confrontation between the resolutions passed by the Legislative Yuan regarding the limitation and instruction on share disposal structure and the administrative actions taken by the MOTC when executing its budget and directing the Company to conduct overseas share disposal that resulted in a dispute on the application of Article 63 of the Constitution shall be categorized as a dispute on the application of Constitution by the Legislative Yuan and the Executive Yuan when performing their respective duties, not a dispute on the application of Constitution or the application of laws which is in violation of Constitution when the Legislators perform their duties that one-third or more of the Legislators may petition for Judicial Yuan Interpretation. Therefore, the petition by the petitioners according to Item 3, Paragraph I of Article 5 of the Law is not in line with the law.

2.	For the part that the petitioners alleging that Article 13 of the Privatization Law is in violation of the Constitution, it is understood that one-third or more of the Legislators may petition for Judicial Yuan Interpretation in accordance with Item 3, Paragraph I of Article 5 of the Law on the disputes on the application of law which is in violation of Constitution when the Legislators perform their duties. The legislative intention for such article is to protect minority by enabling the minority Legislators, who firmly believe that a statutory bill passed by a majority of Legislators and promulgated by the President is in violation of Constitution, may petition for Judicial Yuan Interpretation to safeguard the order of Constitution. The said Article 13 of the Privatization Law in dispute was amended and promulgated on November 29, 2000, given the petitioners are not the then Legislators who passed the said law, if the petitioner firmly believe that the said law in dispute is in violation of Constitution, the petitioners may file the petition only after they have exercised their Constitutional power to amend the said law in dispute but failed. A petition in such matter would be in line with the legislative intention of Item 3, Paragraph I of Article 5 of the Law. However, we found that no amendment of the said law in dispute was proposed to the Legislative Yuan at the time when the petition was filed; therefore, the said part of the petition by the petitioners is not in line with the above-mentioned and shall be dismissed.

3.	For the part that the petitioners alleging that Article 8 of the Implementation Rules violates the Constitution, pursuant to Item 3, Paragraph I of Article 5 of the Law, only the dissenting legislators who hold negative view of Constitutionality when the Legislative Yuan reviews whether the implementation rules of a law violate, amend or contradict the law or regulate a matter with an order while such matter should be regulated by law, in each case pursuant to Article 60 of the Law Governing the Power Exercise of Legislative Yuan would file a petition for the Judicial Yuan Interpretation. The petitioners are not the then legislators who reviewed the Implementation Rules. If the petitioners firmly believe that the Implementation Rules violate the Constitution, they should request a re-examination by applying the rules for law review pursuant to Article 63 of the Law Governing the Power Exercise of Legislative Yuan and a petition can be filed if such request is denied. A petition in such manner would be in line with Item 3, Paragraph I of Article 5 of the Law. The petitioners did not request a re-examination on the Implementation Rules and therefore the related part of the petition is not legitimate.

4.	The petitioners alleges that it is a violation of Article 63 of the Constitution for the administrative action by the MOTC to direct the Company to execute annual budget of central government for the year of 2000 and 2001. According to the Law, the Judicial Yuan only has the right to review the Constitutionality of laws and regulations, which are abstract in nature. As the administrative action is not the subject that the Judicial Yuan shall review. Therefore, this part of the application is not in line with the law.

5.	When a central government agency petitions for uniform interpretation because its view for the application of a law when performing its duty contradicts with the view held by the other agency, only the agency itself may make such petition pursuant to Item 1, Paragraph I of Article 7 of the Law. Therefore, the petition for uniform interpretation alleging that the Legislative Yuan applying Article 72 of Budget Law in a different manner as the MOTC, Executive Yuan is not in line with Item 1, Paragraph I of Article 7 of the Law.

6.	To sum up, this petition should be dismissed in accordance with Paragraph III of Article 5 and Paragraph III of Article 7 of the Law.

Given a determination is made to dismiss this petition, it is not necessary to consider the petition for temporary order and such petition should be rejected accordingly.

ANNEX B

CHANGED PAGES OF PROSPECTUS

The Offering

Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise the option granted by the Ministry of Transportation and Communications to purchase up to 9,647,776 additional ADSs. Please see “Underwriting.”

Offering price	US$ per ADS

Selling Shareholder	The Ministry of Transportation and Communications of the Republic of China

ADSs offered	125,420,424 ADSs

Option to purchase additional ADSs

The selling shareholder has granted to the underwriters an option, exercisable within four days after the date of this prospectus, to purchase up to 9,647,776 additional ADSs at the public offering price less the underwriting discount.

ADSs outstanding after this offering	236,395,123 ADSs

ADSs	Each ADS represents the right to receive ten common shares, par value NT$10 per share. The ADSs are evidenced by American depositary receipts, or ADRs, issued by the depositary.

Common shares outstanding prior to and after this offering	9,647,724,900 common shares

Concurrent public auction within the Republic of China

Concurrently with this offering, the selling shareholder is separately offering up to 289,431,000 common shares in a public after-hour auction to be conducted on the Taiwan Stock Exchange solely within the Republic of China. The base price will be announced after the bids have been submitted. The common shares to be sold at the public auction may be sold at a discount of up to 8.0% below the prevailing price of our common shares on the Taiwan Stock Exchange.

Trading market for our common shares	The only trading market for our common shares is in Taiwan. Our common shares have been listed on the Taiwan Stock Exchange since October 27, 2000 under the number “2412.”

New York Stock Exchange symbol for the ADSs	“CHT”

Use of proceeds	We will not receive any proceeds from this offering or the concurrent public auction of our common shares within the Republic of China.

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Depositary	The Bank of New York

Risk Factors

See “Risk Factors” and the other information contained or incorporated by reference into this prospectus before deciding to invest in our ADSs. In particular, prospective investors should be aware of the considerations discussed under the heading “Risk Factors — We face opposition to our privatization, and this offering may be subject to legal or other challenges.” A valid injunction or other legal proceeding could require or make it advisable for this offering to be halted before completion or for settlement and delivery of the ADSs offered hereby not to take place. Consequently, prospective investors that engage in market trading or other activities in anticipation of and prior to settlement and delivery do so at the risk that settlement and delivery may not occur.

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RISK FACTORS

You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus before deciding to invest in our ADSs.

Risks Relating to This Offering

We face opposition to our privatization, and this offering may be subject to legal or other challenges.

Certain interested groups in the Republic of China have expressed their opposition to this offering and to our privatization generally. In particular, our labor union held a strike on May 17, 2005 in anticipation of this offering. Our labor union may take further action to disrupt this offering, including commencing legal or other actions in relation to this offering. Moreover, the Legislative Yuan of the Republic of China passed a resolution on May 30, 2003 that prohibited the selling of our common shares or the increasing of our share capital through negotiated transactions, and that required us to hold ten offers to the general public in Taiwan before we may conduct any sales of our common shares through open tender, which we believe refers to the process through which the Ministry of Transportation and Communications selects a winning bidder with whom it enters into a negotiated sale of our shares. The Legislative Yuan passed another resolution on June 10, 2004 that required the government to postpone selling our common shares until after we reach collective agreement with our labor union on employee benefit issues. Furthermore, on May 27, 2005, the Legislative Yuan passed a resolution that required us to cease all activities relating to the sale of our common shares. On the same day, the Legislative Yuan passed another resolution stipulating that any proposed disposal of government-owned shares may not be carried forward to subsequent fiscal years if the share disposal is not completed within the fiscal year in which the disposal was budgeted for by the government and approved by the Legislative Yuan. See “Resolutions Passed By the Legislative Yuan” for a discussion of the impact of these resolutions on our privatization. We cannot assure you that one or more third parties will not take legal or other actions to challenge the validity of, or otherwise disrupt, this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization. For example, certain legislators have petitioned the Grand Justices of the Republic of China to interpret the Legislative Yuan’s authority to exercise its constitutional budget review power. The petitioning legislators are seeking, among other things, a provisional order to stop our privatization and this offering, which has not been granted. On July 29, 2005, the Grand Justices dismissed this petition on both procedural and substantive grounds. We have been advised by our Republic of China counsel that this constitutes a final determination with respect to this petition. However, we have been advised by representatives of our labor union that they may take legal or other actions in this regard. A valid injunction or other proceeding could require or make it advisable for this offering to be halted before completion or for settlement and delivery of the ADSs offered hereby not to take place. Consequently, prospective investors that engage in market trading or other activities in anticipation of and prior to settlement and delivery do so at the risk that settlement and delivery may not occur.

It has also been reported in Taiwanese newspapers that our labor union filed a complaint with the Taipei District Public Prosecutor’s Office on or around June 21, 2005 concerning alleged breaches of trust by the Minister of Transportation and Communications and our chairman for their involvement in the sale of shares by the government. We have not received any notification or otherwise been advised, and we are not aware as to whether the public prosecutor has taken or will take any action in response to the complaint. We cannot assure you that the public prosecutor has not taken, or will not take, any action or that any adverse outcome arising from any such action will not materially and adversely affect us or this offering. For example, if our chairman is convicted, he may become obligated, whether under law or otherwise, to resign from our company. Any loss of our chairman’s service could disrupt our business, damage our reputation, and cause the market price of the ADSs to decline.

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Moreover, while we expect to ultimately prevail in any legal or other challenges regarding the validity of this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization, we cannot assure you that any such challenge would not, pending its resolution, create uncertainties or have other material adverse effects on this offering, the concurrent public auction of our common shares within the Republic of China and/or our privatization, as well as the trading prices for our ADSs and common shares.

In addition, we cannot assure you that the Legislative Yuan, the Control Yuan or other branches of the Republic of China government will not take other actions in the future that will have a material adverse effect on our business, financial condition, results of operations and prospects, as well as materially and adversely affect the trading prices for our ADSs and common shares. Further, we cannot assure you that interested groups opposed to our privatization will not exert pressures that may result in the loss of service of certain members of our senior management. In that event, our business and operations may be materially and adversely affected.

Risks Relating to Our Company and the Taiwan Telecommunications Industry

Our business and operations will be subject to extensive regulations applicable to state-owned enterprises in the Republic of China until the government owns less than 50% of our outstanding common shares.

Since the Republic of China government currently owns more than 50% of our outstanding common shares, our business and operations are subject to extensive regulations under the applicable Republic of China laws, rules and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Laws and Regulations Relating to State-Owned Enterprises and Our Privatization” in our annual report on Form 20-F for the fiscal year ended December 31, 2004 incorporated by reference into this prospectus. For example, as a state-owned enterprise, we are required, subject to limited relief granted by the Ministry of Transportation and Communications, to undergo a lengthy governmental procurement process relating to the acquisition of goods and services. In the past, we have at times been unable to timely expand our business due to delays caused by this process, particularly with respect to the acquisition of equipment. As a result, our ability to rapidly respond to changing market conditions and competition will be limited in comparison to our competitors until we are privatized, our position in the Taiwan telecommunications market may be overtaken by our competitors and our profitability and prospects may be materially and adversely affected. Moreover, we cannot assure you that we will in fact be privatized upon the completion of this offering and the concurrent public auction of our common shares within the Republic of China, or that our privatization will be completed by the government’s target date of December 31, 2005 or at all. For example, if fewer than the total number of ADSs and shares being offered in this offering and the public auction in Taiwan are sold in these offerings, the Republic of China government’s ownership of our shares may still exceed 50% thereafter. See “Underwriting.”

If we fail to maintain a good relationship with our labor union, work stoppages or labor unrest could occur and the quality of our services as well as our reputation could suffer.

We currently have the largest labor union in Taiwan. As of March 31, 2005, substantially all of our employees were members of our principal labor union. Since our incorporation in 1996, we have experienced disputes with our labor union on such issues as employee benefits and retirement benefits in connection with our privatization as well as the right to protest. In particular, our labor union initiated a demonstration in August 2000 to express concerns over job security after our privatization. Furthermore, following our failure to sign the collective agreement proposed by the labor union, the union resolved on December 5, 2004 to hold strikes anytime before our privatization. In anticipation of our possible privatization, the labor union held a strike on May 17, 2005. The labor union also strongly opposes our privatization and has threatened to launch a nationwide strike or take other forms of

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action to hinder our privatization. In addition, three of our 15 directors, each of whom has been designated by the Republic of China government as a labor union representative on our board, have indicated strong opposition to this offering and our privatization. Any deterioration of our relationship with our labor union could result in work stoppages or worker unrest. Any work stoppage or strike or any threat to take such an action could disrupt our business and operations, and materially and adversely affect the quality of our services and harm our reputation. In addition, we expect the collective agreement with our labor union currently under negotiation will result in our having to incur higher costs in connection with the implementation of certain incentive programs, including employee skill development programs, as well as employee child education funds, share incentive schemes and discretionary, performance-based cash bonuses. We cannot accurately quantify the increase in costs at this time, but we expect it to be material.

We may not enjoy the benefits of privatization as quickly or at the level that we expect.

As a state-owned enterprise, our autonomy is limited by comprehensive regulations relating to many areas of our operations. In the past, these regulations have adversely affected our business and operations, including restricting our ability to timely expand our business and efficiently manage our workforce. If we are privatized, we expect to enjoy increased management flexibility in implementing measures to improve our cost structure, efficiently operate our business and expand into new businesses. However, we cannot assure you that, in the event we are privatized, we will be successful in achieving the benefits we expect from privatization in a timely manner or at all. Factors that may cause the actual benefits we may enjoy from privatization to deviate materially from our expectations include:

•	adverse developments in our relations with our labor union that affect our costs, including with respect to pension and other benefits, and efficient management of our workforce;

•	costs and inefficiencies associated with replacing employees who retire or depart from our company in connection with our privatization;

•	increased costs with respect to our plans to incentivize employees through contributions to employee child education funds, performance-based cash bonuses and company subsidized purchases by employees of our common shares;

•	changes in regulations affecting us following our privatization; and

•	the speed with which we are able to implement more efficient procurement and other management systems, and the resulting levels of cost savings.

Moreover, we cannot assure you that we will in fact be privatized upon the completion of this offering and the concurrent public auction of our common shares within the Republic of China, or that our privatization will be completed by the government’s target date of December 31, 2005 or at all. In addition, the Republic of China government, through various entities affiliated with the government, engages from time to time in open market purchases of common shares of companies listed on the Taiwan Stock Exchange, and we expect the government to continue this practice after our privatization. We cannot assure you that we would be able to retain our status as a privatized company to the extent that, after our privatization, such open market purchases of our common shares result in the government owning more than 50% of our outstanding common shares. In that event, we may become subject again to comprehensive regulations applicable to state-owned enterprises that would limit our autonomy, restrict our ability to timely expand our business and efficiently manage our workforce.

Our actual pension obligations may be significantly higher than what we have provided for under current actuarial assumptions and may also differ from actual experience, including as a result of events outside our control.

As of December 31, 2004, our estimated pension obligations totaled NT$134.9 billion. Of this amount, NT$45.7 billion relates to projected benefits under annuity payments and the six-month salary

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